SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 September 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 3 September 2018 re: Directorate Change

3 September 2018

LLOYDS BANKING GROUP: BOARD CHANGES

Lloyds Banking Group plc is pleased to announce the appointment of Amanda Mackenzie OBE as a Non-Executive Director of the Group Board, effective October 1st 2018. Amanda is Chief Executive of Business in the Community, and until 2015 was Chief Marketing and Communications Officer and a member of the Executive Committee at Aviva plc. She previously held senior marketing roles at organisations including Centrica, Hewlett Packard and BT Group and was a Non-Executive Director of Mothercare Group from 2011- 2017. She will serve as a member of the Board Risk Committee and Responsible Business Committee.

In other changes Deborah McWhinney has informed the Board that, due to her personal and family commitments in the US where she is resident, she will step down as a Non-Executive Director of the Group at the end of December 2018.

In line with board succession planning, Stuart Sinclair has been appointed to succeed Anita Frew as Chairman of the Board Remuneration Committee with effect from September 1st 2018. He has served as a member of the Committee since January 2016. Anita, who joined the Board in December 2010, will continue to be a member of the Committee, alongside her roles as the Group's Deputy Chairman and Senior Independent Director.

The Group is also pleased to announce that Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan have accepted appointments as designate independent Non-Executive Directors of the Group's Ring Fenced Bank. Subject to regulatory approval they will join the Ring Fenced Bank boards (Lloyds Bank plc and Bank of Scotland plc) on January 1st 2019.

Nigel, who will take on the role of Senior Independent Director for the Ring Fenced Bank, was Head of HSBC UK and Deputy CEO of HSBC Bank plc until 2017 and before that was Global Head of Operations for HSBC. He previously worked at Unisys and Cap-Gemini and currently also serves as a Non-Executive Director of Nordea Bank AB and Lloyd's of London.  Sarah is currently Chief Customer Officer at Severn Trent plc, and was previously a partner of Accenture and leader of their UK Digital technology practice. Brendan, an Irish Citizen, was Chief Financial Officer for GE Capital International until earlier this year and previously held a number of senior international finance roles in GE Capital.

Lord Blackwell, Group Chairman, commented 'I am delighted to welcome Amanda Mackenzie to the Group Board where her customer focus and leadership of Business in the Community will be a major asset in supporting our mission of Helping Britain Prosper. I am also delighted that Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan have agreed to join our Ring Fenced Bank boards. While we will miss the enormous contribution Deborah McWhinney has made as a Group Non-Executive Director, these new appointments will strengthen the Group's governance in the critical areas of digital technology and customer focus as well as adding to the diversity of background and experience in our leadership roles'.

There is no other information regarding Amanda Mackenzie's appointment to be disclosed under paragraph 9.6.13R of the Listing Rules.

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 3 September 2018